Exhibit 77Q2

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, Section 30(h) of the Investment Company Act, and the regulations of the Securities and Exchange Commission thereunder require the Company's officers and directors and direct or indirect beneficial owners of more than 10% of the Company's Common Stock, as well as Davis-Dinsmore Management, the Company's investment adviser (Davis-Dinsmore), its directors and officers and certain of its other affiliated persons (collectively, Reporting Persons), to file initial reports of ownership and changes in ownership with the Securities and Exchange Commission. Reporting Persons are required to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on its review of the copies of such forms received by it and written representations, the Company believes that all filing requirements applicable to the Reporting Persons have been complied with during the fiscal year ended October 31, 2003 except that (i) a Form 5 report covering a 1998 gift of 200 shares by Mrs. Jean Dinsmore (a director of Davis-Dinsmore) to her grandson was not filed in a timely manner, and (ii) a Form 5 report covering a 1998 gift of 200 shares received by Mrs. Sally Finnican (a director of Davis-Dinsmore) as indirect beneficial owner of shares held by an UTMA trust for her son's benefit was not filed in a timely manner.